CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 CFR 200.83

May 10, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Valeria Franks

Rufus Decker

Alyssa Wall

Dietrich King

Re:	Amazon Holdco Inc.

Draft Registration Statement on Form 10

Submitted March 7, 2024

CIK No. 0002011286

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 4, 2024, concerning the draft Registration Statement on Form 10 (the “Draft Registration Statement”) of Amazon Holdco Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Draft Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement attached as Exhibit 99.1 to the Draft Registration Statement submitted on March 7, 2024 and page references in the responses refer to page numbers in the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to Amendment No. 1 to the Draft Registration Statement on Form 10 submitted on the date hereof (the “Amended Draft Registration Statement”).

On behalf of the Company, we hereby request confidential treatment for this submission and the Amended Draft Registration Statement pursuant to Rule 83 of the Commission. The Company confirms that it will publicly file the Registration Statement and any non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.

Draft Registration Statement on Form 10

Key Capabilities, Space Solutions, page 16

1.

Please expand your disclosure regarding your space payload development and launch, including clarifying or qualifying your statement that you are a leader in such space and that you initiated a new era in the emerging field of SpaaS offerings.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Amended Draft Registration Statement in response to the Staff’s comment to remove the statement, which the Company does not believe provides additional information material to investors.

Reasons for Jacobs’ Retention of up to 8% of the Shares of SpinCo Common Stock, page 21

2.

We note Jacobs’ intention to distribute shares of SpinCo common stock to which it is entitled in excess of 8% of the issued and outstanding shares following consummation of the transaction. Please clarify the manner of such distribution, specifically whether it will be made on a pro-rata basis to Jacobs’ shareholders.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 9, 22, 68, 77, 193 and 195 of the Information Statement attached to the Amended Draft Registration Statement in response to the Staff’s comment.

Description of the SpinCo Business, Our Market Opportunities, page 98

3.	To provide additional context to investors, please provide the percentages of your revenue for previous periods related to each of your core capabilities and market opportunities.

Company Response: The Company respectfully acknowledges the Staff’s comment and has removed the disclosure on page 104 of the Information Statement attached to the Amended Draft Registration Statement in response to the Staff’s comment. The Company does not believe that the allocation of revenue in previous periods between its Space, Defense, Intelligence, Energy and Commercial end markets for the SpinCo Business is material to investors. The Company’s audited financial statements included in the Amended Draft Registration Statement disclose disaggregated revenue by geography and contract type, which the Company believes provides more relevant and material information to investors.

Management’s discussion and analysis of financial condition and results of operations of the SpinCo business, Liquidity and Capital Resources, page 129

4.

Your analysis of changes in operating cash flows references working capital performance. Please quantify and disclose the underlying business reasons for changes in working capital line items that materially affect your operating cash flows between periods, including, but not limited to, the receivables and contract assets, net of contract liabilities and accrued liabilities line items. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 of the Information Statement attached to the Amended Draft Registration Statement in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations of the Amentum business, Results of Operations for the Years Ended September 29, 2023, September 30, 2022 and October 1, 2021, page 135

5.

In the discussion of year over year changes in revenues, you identify multiple factors as a cause of a variance, with references to offsetting items in some cases, without quantification. To the extent practicable, please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to Item 303(b) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 148 of the Information Statement attached to the Amended Draft Registration Statement in response to the Staff’s comment.

Description of Material Indebtedness, page 214

6.

We note your disclosure regarding the SpinCo Commitment Letter and the Amentum Commitment Letter. Please file the agreements as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K, or, in the alternative, tell us why you do not believe you are required to do so.

Company Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company believes that the SpinCo Commitment Letter and the Amentum Commitment Letter are not material to the registrant, and therefore are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K, because they will be replaced by definitive documentation for the SpinCo term facility and the incremental revolving facility at the closing of the transactions. Once definitive documentation for the SpinCo term facility is negotiated and executed, to the extent such documentation is in effect after the closing of the transactions, the Company will file that documentation as an exhibit to a Current Report on Form 8-K that will be filed by the Company in connection with the closing of the transactions. The Company plans to file definitive documentation related to any material indebtedness of Amentum, including the incremental revolving facility if applicable, in connection with the closing of the transactions. The Company has revised the disclosure on pages 230 and 231 of the Information Statement attached to the Amended Draft Registration Statement to this effect in response to the Staff’s comment.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Patrick S. Brown at (310) 712-6603 or Alan J. Fishman at (212) 558-4113.

Sincerely,

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer
Amazon Holdco Inc.

cc:	Justin C. Johnson, Jacobs Solutions Inc.

Priya Howell, Jacobs Solutions Inc.

Patrick S. Brown, Sullivan & Cromwell LLP

Alan J. Fishman, Sullivan & Cromwell LLP

Karessa L. Cain, Wachtell, Lipton, Rosen & Katz